

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2018

Robert Wagner
President, Chief Executive Officer
OneLife Technologies Corp.
5005 Newport Dr.
Rolling Meadows, IL 60008

Re: OneLife Technologies Corp.
Form 10-KT for the Fiscal Period Ended December 31, 2017
Filed June 25, 2018
File No. 000-55910

Dear Mr. Wagner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-KT for the Fiscal Period Ended December 31, 2017</u>

<u>Corporate Background</u>
<u>Our Business, page 5</u>

1. You disclose that your monitoring and tracking technologies are patented. Describe the patents you hold for each of your products, including the duration of each. Clarify whether you directly own or license the patents from third parties. Refer to Item 101 of Regulation S-K.

2. Revise your disclosure to reflect the current stage of development with each of your products. We note you state that you have created a suite of proprietary, patented, medical grade monitoring and tracking technologies. However, your disclosure also indicates that your products are still in the development phase and have not been completed.

The Products, page 6

3.   Expand your discussion here to address the FDA approval process. Disclose what steps
        the company has taken in furtherance of such approval and the anticipated timeline.

4.   With respect to the graphics included on pages 6, 7, and 8, clarify whether these are
        images of your actual products or prototypes.

The Market, page 8

5.   Expand your discussion to explain the basis for your belief that your business and/or
        products can impact diseases such as Ebola and Zika.

Strategic Partners, page 10

6.   Describe the nature of each of the strategic partnerships you list on page 10. You should
        also include any such material agreements as exhibits. Explain how each of your strategic
        partners furthers your operational plans.

Compliance with Government Regulation, page 11

7.   Expand your disclosure here to address, in sufficient detail, the effect of existing or
        probable governmental regulations on your business. We note your disclosure that your
        technology will be "FDA approved" and "HIPAA compliant."

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 13

8.   With respect to your substitution of a $1 million note payable, largely due during 2018,
        for a $466,044 note payable plus accrued interest note due to Angelfish Investments Plc.,
        please:
        •   Discuss the business rationale underlying that transaction;
        •   Address whether Angelfish intended to call the demand loan; and
        •   Explain why it was beneficial for you to also compensate Angelfish with 200,000 of
            your common shares and with 200,000 common share warrants.

9.   Please expand your discussion and analysis to focus on your planned acquisition of Yinuo
        Technologies, Ltd. If material, include descriptions and amounts reflecting the expected
        impact of this planned acquisition on your future operations as required by Instruction 3 to
        Item 303(a) of Regulation S-K. Similarly, address your commitments to Yinuo as
        required by Item (303)(a)(2) of Regulation S-K.

10.   As reflected in the second paragraph on page 13, it appears that Angelfish Investments,
        Plc., your creditor, also charges you management fees. Tell us, and disclose if material,
        the nature of the management services provided to you by Angelfish and the contractual
        terms governing this arrangement.

Intangible Assets, page 15

11.   We note that you own 50% of the intellectual property developed by Yinuo Technogies
        Ltd., a PRC company. Please tell us the following:

   •   Describe for us the nature and type of such intellectual property. For example, tell us
        whether it represents patents, trade secrets, capitalized research and development
        costs, software costs or other technological assets;
   •   Describe for us the extent and limitations of your rights to exploit them for your
        benefit; and
   •   Describe for us how you plan to use such intellectual property in your operations.

Code of Ethics, page 19

12.   Explain why you have not adopted a code of ethics. Refer to Item 406(a) of Regulation S-
        K.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Carlos
Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding
comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-
3257 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Telecommunications